Exhibit 99.31

CHANGE OF STATUS REPORT

TO:	British Columbia Securities Commission

AND TO:	Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission of New Brunswick
Manitoba Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Office of the Attorney General, Prince Edward Island
Financial Services Regulation Division, Department of Government Services, Government of Newfoundland and Labrador

Pursuant to section 11.2 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), notice is hereby given that effective April 16, 2020, Valens GroWorks Corp. (the “Corporation”) ceased to be a “venture issuer” for the purpose of NI 51-102 following the listing of the Corporation’s common shares and warrants on the Toronto Stock Exchange (“TSX”) at the opening of trading on the TSX on April 16, 2020.

DATED this 27th day of April, 2020.

VALENS GROWORKS CORP.

(Signed) “Chris Buysen”
Name: Chris Buysen
Title: Chief Financial Officer